EXHIBIT 11

ALADDIN KNOWLEDGE SYSTEMS LTD.
CODE OF ETHICS

1.  Compliance With Applicable Laws

All employees, officers and directors of Aladdin Knowledge Systems Ltd. (the “Company”) should comply with all of the laws, rules and regulations of the U.S., Israel and other countries, states, counties, cities and other jurisdictions, applicable to the Company or its business.

This Code of Ethics does not summarize all laws, rules and regulations applicable to the Company and its employees, officers and directors.  Please consult with the various guidelines which the Company has prepared on specific laws, rules and regulations.

The Company has designated its Head of Human Resources, and in her absence, the Company’s General Counsel, as Compliance Officer to administer this Code.  Employees, offices or directors may, at their discretion, make any report or complaint provided for in this Code to the Compliance Officer.   The Compliance Officer will refer complaints submitted, as appropriate, to the Board of Directors or an appropriate Committee of the Board.

2.  Conflicts Of Interest

All employees, officers and directors of the Company should strive to avoid a conflict of interest with regard to the Company’s interests.

The Company acknowledges and values its employees’, officers’ and directors’ right and will to engage in activities other than the Company’s business and activities, so long as such activities do not create a conflict of interest and do not interfere with the employee’s responsibility to the Company or the employee’s efficiency in performing his job.

A “conflict of interest” may exist whenever an individual’s private interests conflict in any way (or even appear to conflict) with the interests of the Company.  A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively.  Conflicts of interest may also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company, whether received from the Company or a third party.  Loans to, or guarantees of obligations of, employees, officers and directors and their respective family members may create conflicts of interest.

The following are examples of situations which should be avoided:

1.	An employee engaging himself in another job, which interferes with his efficiency or the performance of his tasks in the Company.
2.

The possession of ownership interests in any of the Company’s customers, competitors, suppliers or service providers by an employee, officer or director.  However, with respect to customers, competitors, suppliers or service providers that are public companies, it is acceptable to hold ownership interests in an amount equal to the lesser of (i) 1% of the outstanding share capital of such company, and (ii) 5% of the funds that such employee, officer or director has invested in public companies at such time.

3.	The provision of services of any kind to one or more of the Company’s customers, competitors, suppliers or service providers by an employee, officer or director.
4.

The receipt of money, loans, gifts, benefits, or services of any kind from any of the Company’s customers, competitors, suppliers or service providers (other than banks).  However, it is acceptable to receive complimentary business related meals and other benefits with a cumulative annual value of up to $50.

Although it is not always possible to avoid conflicts of interest, it is the Company’s policy to minimize such conflicts when possible.  Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with the Compliance Officer.

Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of the Compliance Officer who, subject to applicable law and in consultation with the CEO of the Company if he deems it appropriate, can provide guidelines for future behavior.

3.  Corporate Opportunity

Except as may be approved by the Board of Directors or a committee of independent directors and in accordance with applicable law, employees, officers and directors are prohibited from (a) taking for themselves personally opportunities that belong to the Company or are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; and (c) competing with the Company.

4.  Confidentiality

All employees and officers, under the Confidentiality Agreement signed when they joined the Company and/or under the Company’s other procedures, and all directors, must maintain the confidentiality of Confidential Information entrusted to them by the Company or its suppliers or customers, except when disclosure is authorized by the Company or required by laws, regulations or legal proceedings.

“Confidential information” includes, but is not limited to, non-public information that might be of use to competitors of the Company, or harmful to the Company or its customers if disclosed.  Whenever feasible, employees, officers and directors should consult with the Company’s Compliance Officer or Legal Department if they believe they have a legal obligation to disclose confidential information.

5.  Fair Dealing

Each employee, officer and director is required to deal fairly with the Company’s customers, suppliers, competitors, officers and employees.  None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice.  Stealing proprietary information, misusing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited.

6. Protections And Proper Use Of Company Assets

All employees, officers and directors should protect the Company’s assets and ensure their efficient use.  Theft, carelessness, and waste have a direct impact on the Company’s profitability.  All Company assets should be used for legitimate business purposes.  For purposes of clarity, it is acceptable to make reasonable personal use of the Company’s assets while at work.  Questions as to whether a specific use of the Company’s assets constitutes “reasonable personal use” should be directed to the Compliance Officer before making personal use of the Company’s assets.

7.  Accounting Complaints

The Company’s policy is to comply with all applicable financial reporting and accounting regulations applicable to the Company.   Employees, officers or directors who have concerns or complaints regarding questionable accounting or auditing practices are encouraged to promptly submit those concerns or complaints (anonymously, confidentially or otherwise) to the Audit Committee of the Board of Directors which will, subject to its duties arising under applicable law, regulations and legal proceedings, treat such submissions confidentially.  Such submissions may be directed to the attention of the Audit Committee, or any director who is a member of the Audit Committee, at the principal executive offices of the Company.

8.  Reporting Any Illegal Or Unethical Behavior

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation.  Any employee, officer or director who believes that a violation of this Code or other illegal or unethical conduct by any employee, officer or director has occurred or may occur should promptly contact a supervisor, a corporate officer, or the Compliance Officer.  Such reports may be made confidentially or anonymously. Confidentiality will be protected, subject to applicable law, regulation or legal proceedings.

9.  No Retaliation

The Company will not permit retaliation of any kind by or on behalf of the Company and its employees, officers and directors against good faith reports or complaints of violations of this Code or other illegal or unethical conduct.

10.  Public Company Reporting

As a public company, it is of critical importance that the Company’s filings with the U.S. Securities and Exchange Commission be accurate and timely.  Depending on their respective positions with the Company, employees, officers or directors may be called upon to provide information necessary to assure that the Company’s public reports are complete, fair and understandable.  The Company expects employees, officers and directors to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.  The Company has formed a Disclosure Committee led by its VP Operations, Director of Finance and General Counsel, to oversee the preparation and review of public disclosure documents.

11.  Accountability

Any violations of this Code may result in disciplinary action, up to and including immediate termination.

12.  Amendment, Modification And Waiver

This Code may be amended, modified or waived by the Board of Directors, subject to the disclosure and other provisions of the U.S. Securities Exchange Act of 1934 and other applicable laws and the rules and regulations thereunder and the applicable rules of the Nasdaq National Market.